SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 12 May 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     12 May 2011

BT GROUP PLC
RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2011

BT Group plc (BT.L) today announces its results for the fourth quarter and year to 31 March 2011.

Ian Livingston, Chief Executive, commenting on the results, said:

"We have delivered profits and free cash flow ahead of expectations for the year, while making significant investment in the business for the future. Free cash flow has nearly trebled compared with two years ago.

"We have consolidated our position as the leading provider of broadband in the UK with our highest quarterly share of DSL broadband net additions for eight years. BT Global Services order intake was up 10% at £7.3bn and it has turned cash flow positive a year ahead of plan. Openreach saw growth in its copper line base in the year, reversing historic trends. Our roll out of super-fast broadband is one of the most rapid in the world, passing an average of 80,000 additional premises each week and we have plans to roughly double the speed of our fibre-to-the-cabinet based service in 2012.

"We expect to continue to grow our profits and free cash flow whilst investing to return BT to growth. These results show we are making progress, but we are well aware there remains a lot more to do."

Fourth quarter and full year results:
	Fourth quarter to 31 March 2011		Year to 31 March 2011
	£m	Change	£m	Change
Revenue1	5,055	(6)%	20,076	(4)%
EBITDA1	1,551	3%	5,886	4%
Profit before tax - adjusted1	610	21%	2,083	20%
- reported	495	97%	1,717	71%
Earnings per share - adjusted1	6.2p	22%	21.0p	21%
- reported	6.1p	126%	19.4p	46%
Free cash flow1, 2	619	(43)%	2,223	6%
Net debt			8,816	£(467)m
Full year proposed dividend			7.4p	7%

Key points:
•	Full year results in line with or ahead of our outlook for the year
•	Revenue of £20bn in line with our outlook, underlying revenue excluding transit down 3% in the year
•	Operating cost savings of £1.1bn in the year, ahead of our outlook of around £900m
•	Net debt reduced to £8.8bn, in line with our outlook, after pension deficit payments of £1.0bn in the year
•	Free cash flow1,2 of £2.2bn, ahead of our outlook and nearly trebled from two years ago
•	Proposed final dividend of 5.0p, up 9%, giving a full year dividend of 7.4p, up 7%
•	BT Global Services operating cash flow positive a year ahead of plan at £119m
•	IAS 19 pension deficit of £1.4bn (net of tax), down £4.3bn in the year
•	DSL broadband net additions of 252,000 in the quarter, of which BT's retail market share was 64%

Outlook:
We expect
•	Underlying revenue excluding transit to be in the range of down 2% to flat in 2012 and to grow by up to 2% in 2013
•	Adjusted EBITDA to grow in 2012 and to be above £6.0bn in 2013
•	Adjusted free cash flow to be above 2011 level in both 2012 and 2013

1 Before specific items
2 Before pension deficit payments
  Unless otherwise stated, the changes in results are year on year against the fourth quarter or year to 31 March 2010. The references 2010,
  2011, 2012 and 2013 are the financial years to 31 March 2010, 2011, 2012 and 2013, respectively, except in relation to our fibre roll out plans which are based on calendar years.

 RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2011

Group results
	Fourth quarter to 31 March			Year to 31 March
	2011	2010	Change	2011	2010	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	5,055	5,356	(6)	20,076	20,911	(4)
- reported	5,055	5,356	(6)	20,076	20,859	(4)
EBITDA
- adjusted1	1,551	1,512	3	5,886	5,639	4
- reported	1,449	1,341	8	5,557	5,162	8
Operating profit
- adjusted1	789	724	9	2,907	2,600	12
- reported	687	553	24	2,578	2,123	21
Profit before tax
- adjusted1	610	505	21	2,083	1,735	20
- reported	495	251	97	1,717	1,007	71
Earnings per share
- adjusted1	6.2p	5.1p	22	21.0p	17.3p	21
- reported	6.1p	2.7p	126	19.4p	13.3p	46
Full year proposed dividend				7.4p	6.9p	7
Capital expenditure	779	862	(10)	2,590	2,533	2
Free cash flow2
- adjusted1	619	1,089	(43)	2,223	2,106	6
- reported	546	1,045	(48)	2,011	1,933	4
Net debt				8,816	9,283	(5)

Line of business results
	Revenue			Adjusted EBITDA1			Operating cash flow
	2011	20103	Change	2011	20104	Change	2011	2010	Change
Fourth quarter to 31 March	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	2,075	2,292	(9)	184	177	4	70	113	(38)
BT Retail	1,927	2,017	(4)	476	438	9	432	437	(1)
BT Wholesale	1,027	1,078	(5)	321	334	(4)	331	360	(8)
Openreach	1,255	1,230	2	539	490	10	282	337	(16)
Other and intra-group items	(1,229)	(1,261)	3	31	73	(58)	(496)	(158)	n/m
Total	5,055	5,356	(6)	1,551	1,512	3	619	1,089	(43)

	Revenue			Adjusted EBITDA1			Operating cash flow
	2011	20103	Change	2011	20104	Change	2011	2010	Change
Year to 31 March	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	8,047	8,513	(5)	593	457	30	119	(482)	n/m
BT Retail	7,748	8,124	(5)	1,784	1,777	-	1,382	1,566	(12)
BT Wholesale	4,210	4,388	(4)	1,316	1,353	(3)	911	917	(1)
Openreach	4,930	4,960	(1)	2,132	1,960	9	1,078	1,167	(8)
Other and intra-group items	(4,859)	(5,074)	4	61	92	(34)	(1,267)	(1,062)	(19)
Total	20,076	20,911	(4)	5,886	5,639	4	2,223	2,106	6

Notes:
1 Before specific items. Specific items are defined below and analysed in note 4. In 2011, net interest on pensions has been included within specific items because of its volatile nature. Accordingly specific items for comparative periods have been re-presented.

2 Before pension deficit payments of £505m in Q4 2011 and £1,030m in FY 2011 (Q4 2010: £nil, FY 2010: £525m).
 3 Adjusted for the impact of customer account moves and after reflecting the impact of changes in the internal trading model.  The effect of the changes is primarily to reduce internal revenue in both BT Wholesale and Openreach by around £62m per quarter in 2011. There is no impact from these changes on total group revenue. In the line of business commentaries for BT Wholesale and Openreach, revenue has been measured against an adjusted basis reflecting the impact of changes in the internal trading model to enable a like for like comparison.

4 Restated for the impact of customer account moves.
  n/m = not meaningful

Specific items - unless otherwise stated, any reference to earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, operating costs, profit before tax and earnings per share (EPS) are measured before specific items. The commentary focuses on the trading results on an adjusted basis being before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies.  Reported EBITDA, reported operating profit, reported profit before tax and reported EPS are the equivalent unadjusted or statutory measures.

Underlying revenue is a measure which seeks to reflect the underlying revenue performance of the group that will contribute to long term profitable growth.  As such it excludes any increases or decreases in revenue as a result of acquisitions or disposals, any foreign exchange movements affecting revenue and any specific items. We are focusing on the trends in underlying revenue excluding transit as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates which have no impact on the group's profitability.

Enquiries

Press office:
Ross Cook	Tel: 020 7356 5369

Investor relations:
Catherine Nash	Tel: 020 7356 4909

The fourth quarter and full year 2011 results presentation for analysts and investors will be held in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results.

The BT Group plc Annual Report & Form 20-F is expected to be published on 27 May 2011. The Annual General Meeting of BT Group plc will be held at Old Billingsgate, London on 13 July 2011. Results for the first quarter to 30 June 2011 are expected to be announced on 28 July 2011.

About BT
BT is one of the world's leading providers of communications solutions and services operating in over 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/4422G_-2011-5-11.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 12 May 2011